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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1  )*


                              TNR Technical, Inc.
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                               (NAME OF ISSUER)


                                  Common Stock
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                        (TITLE OF CLASS OF SECURITIES)


                                     872595
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                                (CUSIP NUMBER)


          Lester Morse P.C., 111 Great Neck Road, Great Neck, NY 11021
                           Suite #420 (516) 487-1446
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                December 9, 1996
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                             (Page 1 of _4__ Pages)
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CUSIP No.  872595                SCHEDULE 13D   Page     2    of    4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                            Norman Thaw ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
                                 Not Applicable
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                                 Personal Funds
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                                      USA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                          55,228
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                         55,228
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 Not Applicable
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                   55,228
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

             71,592 shares beneficially owned by Wayne and Kathie Thaw and 21,525 shares owned by Mitchel Thaw
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                     21.0
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 (14)     Type of Reporting Person*

                 Individual
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                 SCHEDULE 13 D

Item 1.          Security and Issuer

                 This statement relates to the shares of Common Stock, of TNR Technical, Inc. (the "Issuer"). The Issuer's principal executive office is located at 301 Central Park Drive, Sanford, Florida 32771. The principal executive officers are Jerrold Lazarus and Wayne Thaw, located at the same address.

Item 2.          Identity and Background

         I       (a)      Norman Thaw

                 (b)      16601 Royal Poinciana Ct., Ft. Lauderdale, FL   33326

                 (c)      Director of Issuer

                 (d)      Not applicable

                 (e)      Not applicable

                 (f)      U.S.A.

Item 3.          Source and Amount of Funds or Other Consideration

                 Not Applicable

Item 4.          Purpose of Transactions

                 Norman Thaw gifted 3,000 shares to his son, Wayne Thaw.

                 (a) - (j)        None.
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Item 5.          Interest in Securities of the Issuer

                 (a) - (b)        As of December 9, 1996, the Issuer had
262,427 shares issued and outstanding, 55,228 shares or 21.0% of which are directly and beneficially owned by Mr. Thaw. Mr. Thaw has the sole power to vote and dispose of such shares.

                 (c) On December 9, 1996, Norman Thaw gifted 3,000 shares to his son Wayne Thaw.

                 (d) - (e)  Not Applicable

Item 6.          Not applicable.


Item 7.          Materials to be filed as Exhibits

                 Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 9, 1996



Reporting Person:    Norman Thaw



Signature      /s/  Norman Thaw
          ----------------------------------
                    Norman Thaw